104619

DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act

DIVISION OF
CORPORATION FINANCE

06022895

January 18, 2006

Anthony R. Augliera
Senior Vice President and
Deputy General Counsel
Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-18-2006

Re: Wachovia Corporation

Dear Mr. Augliera:

This is in regard to your letter dated January 4, 2006 concerning the shareholder proposal submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund for inclusion in Wachovia's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Wachovia therefore withdraws its December 20, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Jon F. Walters
Trustee
Trust for the International Brotherhood of Electrical Workers'
Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Tel 704 374-6611

RECEIVED

2005 DEC 21 PM 3:25

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Anthony Augliera
Senior Vice President and
Deputy General Counsel
Direct Dial: 704 383-4901
Fax: 704 715-4494
anthony.augliera@wachovia.com

WACHOVIA

1934 Act/Rule 14a-8

December 20, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wachovia Corporation - Omission of Shareholder Proposal Submitted by Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund

Ladies and Gentlemen:

Wachovia Corporation, a North Carolina corporation ("Wachovia"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a shareholder proposal from its proxy statement and form of proxy for Wachovia's 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

The First Proposal and the Second Proposal

On August 26, 2005, Wachovia received a proposal submitted by the Employees Pension Plan of the American Federation of State, County and Municipal Employees for inclusion in Wachovia's 2006 Proxy Materials (the "First Proposal"). The First Proposal, including its supporting statement, is attached as Exhibit A.

The First Proposal urges "the board of directors to take the necessary steps (excluding those steps that must be taken by shareholders) to eliminate the classification of Wachovia's board of directors and to require that all directors stand for election annually." The First Proposal also provides that the "board declassification should be completed in a manner that does not affect the unexpired terms of directors."

On November 10, 2005, after receiving the First Proposal, Wachovia received a proposal submitted by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (the "IBEW PBF") for inclusion in Wachovia's 2006 Proxy Materials (the "Second Proposal"). The Second Proposal, including its supporting statement, is attached as Exhibit B.

The Second Proposal urges that "the Board of Directors take the necessary steps to declassify the Board of Directors for the purpose of establishing annual elections for directors." The Second Proposal also provides that the "Board of Directors declassification shall be done in a manner that does not affect the unexpired terms of directors previously elected."

Wachovia intends to include the First Proposal in its 2006 Proxy Materials. As set forth more fully below, Wachovia believes that it may properly omit the Second Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(i)(11) under the Exchange Act because it is substantially duplicative of a previously submitted proposal that will be included in Wachovia's 2006 Proxy Materials.

Rule 14a-8(i)(11)-The Second Proposal Substantially Duplicates the First Proposal.

Rule 14a-8(i)(11) under the Exchange Act permits exclusion of a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." As noted above, the Second Proposal was submitted after the First Proposal, and Wachovia intends to include the First Proposal in its 2006 Proxy Materials. Accordingly, the only issue is whether the Second Proposal is substantially duplicative of the First Proposal. We believe that the Second Proposal is substantially duplicative of the First Proposal and is excludable under Rule 14a-8(i)(11).

The Staff has indicated that the proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). The test for substantially duplicative proposals is whether the "core" issues to be addressed by the proposals are substantially the same even though the proposals may differ somewhat in terms or breadth. See Comcast Corporation (publicly available March 22, 2005). For example, in Boston Properties, Inc. (publicly available January 12, 2004), the Staff concluded that a proposal urging the board of directors to take the necessary steps to declassify the board for the purpose of director elections was excludable under Rule 14a-8(i)(11) because it substantially duplicated a previously submitted proposal recommending that the board take the necessary steps to instate the election of directors annually. See also Albertson's, Inc. (publicly available April 4, 2002) (concluding that a proposal to declassify the board and establish annual elections of directors duplicates a proposal requesting the elimination of the classification of the terms of directors to require that directors stand for election annually). In each of the above cases, the core issue was the same—the declassification of the board of directors.

In the present case, although the words of the Second Proposal and the First Proposal differ slightly, the two proposals also clearly have the same issue, which is the declassification of Wachovia's board of directors. Both proposals urge Wachovia to take the necessary steps to eliminate the classification of, or declassify, Wachovia's board of directors for the purpose of establishing or requiring that all directors be elected annually. In addition, both proposals are precatory in nature and both provide that the declassification should be done in a manner that does not affect the unexpired terms of directors. In our view, the Second Proposal is identical to the First Proposal. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, Wachovia believes that it may properly omit the Second Proposal under Rule 14a-8(i)(11).

Conclusion

For the reasons set forth above, Wachovia respectfully submits that it may properly omit the Second Proposal from its 2006 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wachovia omits such Second Proposal so long as the First Proposal is included in its 2006 Proxy Materials.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibits A and B, are enclosed, and a copy of this letter is being sent to the IBEW PBF. Wachovia hereby agrees to promptly forward to the IBEW PBF any Staff response to this no-action request that the Staff transmits to Wachovia only by facsimile.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (704) 383-4901. My facsimile number is (704) 715-4494.

Very truly yours,

Anthony R. Augliera
Senior Vice President and
Deputy General Counsel

cc: Jon F. Walters, Trustee
Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund

Enclosures

Exhibit A

First Proposal

RESOLVED, that the shareholders of Wachovia Inc. ("Wachovia" or the "Company") urge the board of directors to take the necessary steps (excluding those steps that must be taken by shareholders) to eliminate the classification of Wachovia's board of directors and to require that all directors stand for election annually. The board declassification should be completed in a manner that does not affect the unexpired terms of directors.

SUPPORTING STATEMENT

We believe the election of directors is the most powerful way shareholders influence the strategic direction of our Company. Currently, the board is divided into three classes and each class serves staggered three-year terms. Because of this structure, shareholders may only vote on roughly one third of the directors each year.

In our opinion, the classified structure of the board is not in shareholders' best interest because it reduces accountability to shareholders. Annual election of directors gives shareholders the power to completely replace their board, or replace a majority of directors, if a situation arises warranting such drastic action. We do not believe destaggering the board will destabilize our Company or affect the continuity of director service. Our directors, as well as the directors of the majority of other public companies, are routinely elected with over 90% shareholder approval.

A 2004 Harvard study by Lucian Bebchuk and Alma Cohen found that staggered boards are associated with a lower firm value (as measured by Tobin's Q) and found some evidence that staggered boards may bring about, and not merely reflect, a lower firm value.

A 2002 Harvard study by Bebchuk, John Coates, and Guhan Subramanian provides evidence that classified boards harm shareholders. The study, which included all hostile bids from 1996 through 2000, found that an "effective staggered board"—one that cannot be dismantled by a hostile bidder without first winning control of the board--doubles the odds that a target company will remain independent, without providing any countervailing benefit such as a higher acquisition premium. The study estimated that effective staggered boards cost target shareholders $8.3 billion during that period.

The classification of Wachovia's board is effected in its Articles of Incorporation, an amendment to which can not be initiated by shareholders under the law of North Carolina, where Wachovia is incorporated.Accordingly, we urge Wachovia's board to approve amendments to the Articles necessary to declassify the board and submit those changes for shareholder approval, with the board's recommendation in favor of the amendments, at the 2007 annual meeting of shareholders.

A growing number of shareholders appear to agree with our concerns. Last year shareholder proposals seeking board declassification at 42 companies were supported by an average of 61 percent of shares voted. At the same time and in response to previous majority votes, management placed 49 declassification proposals to shareholder vote in 2005 (source: Institutional Shareholder Services).

We urge shareholders to vote for this proposal.

'UG 2 9 1351

Exhibit A
First Proposal

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

August 26, 2005

VIA Overnight Mail and Telecopier (704) 374-3425
Wachovia
301 South College Street
Charlotte, North Carolina 28288-0013
Attention: Mark C. Treanor, Senior Executive Vice President,
General Counsel and Corporate Secretary

Dear Mr. Treanor:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2005 proxy statement of Wachovia Corporation (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

Exhibit B

Second Proposal

RESOLVED, That the shareholders of Wachovia Corporation ("the Company") urge that the Board of Directors take the necessary steps to declassify the Board of Directors for the purpose of establishing annual elections for directors. The Board of Directors declassification shall be done in a manner that does not affect the unexpired terms of directors previously elected.

Stockholder's Statement of Support

In our opinion, the election of corporate directors is a primary avenue for shareholders to influence corporate affairs and ensure management is accountable to the Company's shareholders. However, under the classified voting system at the Company, individual directors face election only once every three years, and shareholders only vote on roughly one-third of the Board of Directors each year. In our opinion, such a system serves to insulate the Board of Directors and management from shareholder input and the consequences of poor financial performance.

By eliminating the classified Board of Directors, we believe shareholders can register their views annually on the performance of the Board of Directors and each individual director. We feel this will promote a culture of responsiveness and dynamism at the Company, qualities necessary to meet the challenge of increasing shareholder value.

We submit that by introducing annual elections and eliminating the classified Board of Directors at the Company, management and the Board of Directors will be more accountable to shareholders. We believe that by aligning the interest of the Board of Directors and management with the interests of shareholders, our Company will be better equipped to enhance shareholder value.

For the above reasons, we urge a vote FOR the resolution.

Exhibit B
Second Proposal

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND
900 Seventh Street, NW • Washington, DC 20001

Fax 202-728-6175

November 10, 2005

VIA FACSIMILE (704-374-3425) AND U. S. MAIL

Mr. Mark C. Treanor
Senior Executive Vice President and General Counsel
Wachovia Corporation
301 South College Street,
Charlotte, NC 28288

Dear Mr. Treanor:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Wachovia Corporation ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2006.

The proposal relates to **"Declassified Board"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 84,554 shares of Wachovia Corporation common stock and has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2006 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Jon F. Walters

Jon F. Walters
Trustee

JFW:daw
Enclosure

Form 972

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND
900 Seventh Street, NW ∘ Washington, DC 20001

January 5, 2006

OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Omission of Shareholder Proposal Submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund to the Wachovia Corporation

Ladies and Gentlemen:

Enclosed is a copy of the IBEW Pension Benefit Fund's letter to the Wachovia Corporation regarding our shareholder proposal that was submitted on November 10, 2005. As stated in our letter to Wachovia, I am formally withdrawing the IBEW Pension Benefit Fund's shareholder proposal, which related to a **"Declassified Board"**.

Sincerely yours,

Jon F. Walters
Trustee

JFW:daw
Enclosure

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND
900 Seventh Street, NW • Washington, DC 20001

January 4, 2006

SEC MAIL RECEIVED PROCESSING
JAN 06 2006
WASH., D.C. 213 SECTION

VIA FACSIMILE (704-715-4494) AND U. S. MAIL

Mr. Anthony Augliera
Senior Vice President and Deputy General Counsel
Wachovia Corporation
301 South College Street
Charlotte, NC 28288

Dear Mr. Augliera:

On behalf of the International Brotherhood of Electrical Workers' Pension Benefit Fund, I am writing you in regard to our shareholder proposal that was formally submitted to Wachovia Corporation ("Company") on November 10, 2005. It has come to my attention that, prior to our filing, another proponent submitted a similar proposal for inclusion in Wachovia Corporation's to be circulated to Corporation Shareholders in conjunction with the 2006 Annual Shareholders Meeting.

Consequently, I am formally withdrawing the IBEW Pension Benefit Fund's shareholder proposal, which related to a **"Declassified Board"**.

Sincerely yours,

Jon F. Walters
Trustee

JFW:daw

Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Tel 704 374-6611

Anthony Augliera
Senior Vice President and
Deputy General Counsel
Direct Dial: 704 383-4901
Fax: 704 715-4494
anthony.augliera@wachovia.com

RECEIVED

2006 JAN -5 PM 4:04

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

WACHOVIA

1934 Act/Rule 14a-8

January 4, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wachovia Corporation – Withdrawal of Shareholder Proposal Submitted by Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

On December 21, 2005, Wachovia Corporation ("Wachovia") submitted a letter, dated December 20, 2005, to the Securities and Exchange Commission (the "Commission") requesting the staff of the Division of Corporation Finance to indicate that it will not recommend any enforcement action to the Commission if Wachovia omitted from its proxy materials for its 2006 Annual Meeting of Shareholders a shareholder proposal it had received from the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "IBEW PBF"). In a letter, dated January 4, 2006 (the "Letter"), Mr. Jon F. Walters, on behalf of the IBEW PBF, notified Wachovia that the IBEW PBF was withdrawing its shareholder proposal. A copy of the Letter is enclosed. Accordingly, in reliance on the Letter, Wachovia hereby withdraws its request for a no-action letter.

Please acknowledge receipt of this letter by stamping the enclosed copy of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding the foregoing, please call the undersigned at (704) 383-4901.

Very truly yours,

Anthony R. Augliera
Senior Vice President and
Deputy General Counsel

cc: Jon F. Walters, Trustee
Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND 900 Seventh Street, NW • Washington, DC 20001

January 4, 2006

VIA FACSIMILE (704-715-4494) AND U. S. MAIL

Mr. Anthony Augliera
Senior Vice President and Deputy General Counsel
Wachovia Corporation
301 South College Street
Charlotte, NC 28288

Dear Mr. Augliera:

On behalf of the International Brotherhood of Electrical Workers' Pension Benefit Fund, I am writing you in regard to our shareholder proposal that was formally submitted to Wachovia Corporation ("Company") on November 10, 2005. It has come to my attention that, prior to our filing, another proponent submitted a similar proposal for inclusion in Wachovia Corporation's to be circulated to Corporation Shareholders in conjunction with the 2006 Annual Shareholders Meeting.

Consequently, I am formally withdrawing the IBEW Pension Benefit Fund's shareholder proposal, which related to a **"Declassified Board"**.

Sincerely yours,

Jon F. Walters
Trustee

JFW:daw